SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            NATIONAL COAL CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   632381 10 9

                                 (CUSIP Number)

                                  Richard Levy
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
             Crestview Capital Master, LLC
             -------------------------------------------------------------------

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
                        --------------------------------------------------------
             (b)        |X|
                        --------------------------------------------------------

     3.      SEC Use Only
             -------------------------------------------------------------------

     4.      Source of Funds (See Instructions)
             WC
             -------------------------------------------------------------------

     5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)    |_|
             -------------------------------------------------------------------

     6.      Citizenship or Place of Organization
             Delaware
             -------------------------------------------------------------------

Number of        7.    Sole Voting Power
Shares                 11,872,541* (See Item 4 and 5)
Beneficially
Owned by               ---------------------------------------------------------
Each
Reporting        8.    Shared Voting Power
Person With
                       See Item 4 and 5
                       ---------------------------------------------------------

                 9.    Sole Dispositive Power
                       11,872,541 * (See Item 4 and 5)
                       ---------------------------------------------------------


                 10.   Shared Dispositive Power
                       See Item 4 and 5
                       ---------------------------------------------------------

     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             11,872,541 *
             -------------------------------------------------------------------

     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   |_|
             -------------------------------------------------------------------

     13.     Percent of Class Represented by Amount in Row (11)
             23%**
             -------------------------------------------------------------------

     14.     Type of Reporting Person (See Instructions)
             OO
             -------------------------------------------------------------------

* Only includes shares of Common Stock owned by Crestview. As described herein and in the Schedule 13D filed March 1, 2004, certain other securities of the Issuer held by the filing person contain 9.99% ownership limitations.

** Based upon 51,497,195 shares of Common Stock outstanding as of October 31, 2004, as per the Issuer's registration statement filed November 1, 2004.


     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
             Crestview Capital Partners, LLC
             -------------------------------------------------------------------

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
                        --------------------------------------------------------
             (b)        |X|
                        --------------------------------------------------------

     3.      SEC Use Only
             -------------------------------------------------------------------

     4.      Source of Funds (See Instructions)
             WC
             -------------------------------------------------------------------

     5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)    |_|
             -------------------------------------------------------------------

     6.      Citizenship or Place of Organization
             Delaware
             -------------------------------------------------------------------

Number of         7.    Sole Voting Power
Shares                  80,678 (See Item 4 and 5)
Beneficially
Owned by                --------------------------------------------------------
Each
Reporting         8.    Shared Voting Power
Person With
                         See Item 4 and 5
                        --------------------------------------------------------

                  9.    Sole Dispositive Power
                        80,678(See Item 4 and 5)
                        --------------------------------------------------------

                 10.    Shared Dispositive Power

                        See Item 4 and 5
                        --------------------------------------------------------

     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             80,678
             -------------------------------------------------------------------

     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   |_|
             -------------------------------------------------------------------

     13.     Percent of Class Represented by Amount in Row (11)
             .16%**
             -------------------------------------------------------------------

     14.     Type of Reporting Person (See Instructions)
             OO
             -------------------------------------------------------------------


** Based upon 51,497,195 shares of Common Stock outstanding as of October 31, 2004, as per the Issuer's registration statement filed November 1, 2004.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
             Crestview Warrant Fund, LLC
             -------------------------------------------------------------------

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
                        --------------------------------------------------------
             (b)        |X|
                        --------------------------------------------------------

     3.      SEC Use Only
             -------------------------------------------------------------------

     4.      Source of Funds (See Instructions)
             WC
             -------------------------------------------------------------------

     5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)    |_|
             -------------------------------------------------------------------

     6.      Citizenship or Place of Organization
             Delaware
             -------------------------------------------------------------------

Number of         7.    Sole Voting Power
Shares                  96,045 (See Item 4 and 5)
Beneficially
Owned by                --------------------------------------------------------
Each
Reporting         8.    Shared Voting Power
Person With
                        See Item 4 and 5
                        --------------------------------------------------------

                  9.    Sole Dispositive Power
                        96,045 (See Item 4 and 5)
                        --------------------------------------------------------

                 10.    Shared Dispositive Power
                        See Item 4 and 5
                        --------------------------------------------------------

     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             96,045
             -------------------------------------------------------------------

     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   |_|
             -------------------------------------------------------------------

     13.     Percent of Class Represented by Amount in Row (11)
             .19%**
             -------------------------------------------------------------------

     14.     Type of Reporting Person (See Instructions)
             OO
             -------------------------------------------------------------------


** Based upon 51,497,195 shares of Common Stock outstanding as of October 31, 2004, as per the Issuer's registration statement filed November 1, 2004.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
             Stewart Flink
             -------------------------------------------------------------------

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
                        --------------------------------------------------------
             (b)        |X|
                        --------------------------------------------------------

     3.      SEC Use Only
             -------------------------------------------------------------------

     4.      Source of Funds (See Instructions)
             PF
             -------------------------------------------------------------------

     5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)    |_|
             -------------------------------------------------------------------

     6.      Citizenship or Place of Organization
             US
             -------------------------------------------------------------------

Number of         7.    Sole Voting Power
Shares                  68,429 (See Item 4 and 5)
Beneficially
Owned by                --------------------------------------------------------
Each
Reporting         8.    Shared Voting Power
Person With
                        See Item 4 and 5
                        --------------------------------------------------------

                  9.    Sole Dispositive Power
                        68,429 (See Item 4 and 5)
                        --------------------------------------------------------

                 10.    Shared Dispositive Power

                        See Item 4 and 5
                        --------------------------------------------------------

     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             68,429
             -------------------------------------------------------------------

     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   |_|
             -------------------------------------------------------------------

     13.     Percent of Class Represented by Amount in Row (11)
             .13%**
             -------------------------------------------------------------------

     14.     Type of Reporting Person (See Instructions)
             IN
             -------------------------------------------------------------------


** Based upon 51,497,195 shares of Common Stock outstanding as of October 31, 2004, as per the Issuer's registration statement filed November 1, 2004.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
             Steven Halpern
             -------------------------------------------------------------------

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
                        --------------------------------------------------------
             (b)        |X|
                        --------------------------------------------------------

     3.      SEC Use Only
             -------------------------------------------------------------------

     4.      Source of Funds (See Instructions)
             PF
             -------------------------------------------------------------------

     5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)    |_|
             -------------------------------------------------------------------

     6.      Citizenship or Place of Organization
             US
             -------------------------------------------------------------------

Number of        7.    Sole Voting Power
Shares                 432,662 (See Item 4 and 5)
Beneficially
Owned by               ---------------------------------------------------------
Each
Reporting        8.    Shared Voting Power
Person With
                       See Item 4 and 5
                       ---------------------------------------------------------

                 9.    Sole Dispositive Power
                       432,662 (See Item 4 and 5)
                       ---------------------------------------------------------

                10.    Shared Dispositive Power
                       See Item 4 and 5
                       ---------------------------------------------------------

     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             432,662
             -------------------------------------------------------------------

     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   |_|
             -------------------------------------------------------------------

     13.     Percent of Class Represented by Amount in Row (11)
             .84%**
             -------------------------------------------------------------------

     14.     Type of Reporting Person (See Instructions)
             IN
             -------------------------------------------------------------------


** Based upon 51,497,195 shares of Common Stock outstanding as of October 31, 2004, as per the Issuer's registration statement filed November 1, 2004.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
             Robert Hoyt
             -------------------------------------------------------------------

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
                        --------------------------------------------------------
             (b)        |X|
                        --------------------------------------------------------

     3.      SEC Use Only
             -------------------------------------------------------------------

     4.      Source of Funds (See Instructions)
             PF
             -------------------------------------------------------------------

     5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)    |_|
             -------------------------------------------------------------------

     6.      Citizenship or Place of Organization
             US
             -------------------------------------------------------------------

Number of        7.    Sole Voting Power
Shares                 267,233 (See Item 4 and 5)
Beneficially
Owned by               ---------------------------------------------------------
Each
Reporting         8.   Shared Voting Power
Person With
                       See Item 4 and 5
                       ---------------------------------------------------------

                 9.    Sole Dispositive Power
                       267,233 (See Item 4 and 4)
                       ---------------------------------------------------------

                10.    Shared Dispositive Power

                       267,233
                       ---------------------------------------------------------

     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             267,233
             -------------------------------------------------------------------

     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   |_|
             -------------------------------------------------------------------

     13.     Percent of Class Represented by Amount in Row (11)
             .52%**
             -------------------------------------------------------------------

     14.     Type of Reporting Person (See Instructions)
             IN
             -------------------------------------------------------------------


** Based upon 51,497,195 shares of Common Stock outstanding as of October 31, 2004, as per the Issuer's registration statement filed November 1, 2004.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
             Richard Levy
             -------------------------------------------------------------------

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
                        --------------------------------------------------------
             (b)        |X|
                        --------------------------------------------------------

     3.      SEC Use Only
             -------------------------------------------------------------------

     4.      Source of Funds (See Instructions)
             PF
             -------------------------------------------------------------------

     5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)    |_|
             -------------------------------------------------------------------

     6.      Citizenship or Place of Organization
             US
             -------------------------------------------------------------------

Number of        7.    Sole Voting Power
Shares                 50,902 (See Item 4 and 5)
Beneficially
Owned by               ---------------------------------------------------------
Each
Reporting        8.    Shared Voting Power
Person With
                       See Item 4 and 5
                       ---------------------------------------------------------

                 9.    Sole Dispositive Power
                       50,902
                       ---------------------------------------------------------

                10.    Shared Dispositive Power
                       See Item 4 and 5
                       ---------------------------------------------------------

     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             50,902
             -------------------------------------------------------------------

     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   |_|
             -------------------------------------------------------------------

     13.     Percent of Class Represented by Amount in Row (11)
             .10%**
             -------------------------------------------------------------------

     14.     Type of Reporting Person (See Instructions)
             IN
             -------------------------------------------------------------------

         This Amendment No. 1 (this "Amendment") amends the Schedule 13D originally filed on March 1, 2004 (the "Original 13D"), is being filed by Crestview Capital Master, LLC ("Crestview"), Crestview Capital Partners, LLC ("Crestview Partners"), Crestview Warrant Fund, L.P. ("Crestview Warrant"), Stewart Flink ("Flink"), Robert Hoyt ("Hoyt"), Steven Halpern ("Halpern") and Richard Levy ("Levy") (each, a "Reporting Person" and collectively, the "Reporting Persons").

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock"), of National Coal Corporation (the "Company" or the "Issuer"), a corporation organized under the laws of the State of Tennessee. The address of the Issuer's principal executive offices is 319 Ebenezer Road, Knoxville, Tennessee 37923.

Item 2. Identity and Background Item 2 is hereby amended in its entirety as follows:

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by each of the Reporting Persons. The Reporting Persons are making a joint filing due solely to (i) the ownership by Crestview of more than 5% of the Common Stock; (ii) the beneficial ownership of shares of Common Stock by each of the other Reporting Persons and (iii) the relationships among the Reporting Persons. While the Reporting Persons may be deemed to be a "group" for purposes of
Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

(b) The business address for each of the Reporting Persons is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c) The principal business of each Reporting Person is purchasing, selling, trading and investing in securities.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

         Crestview: Delaware
         Crestview Partners: Delaware
         Crestview Warrant: Delaware
         Flink: US
         Hoyt: US
         Halpern: US
         Levy: US

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

Crestview:

         (i) On April 6, 2004, Crestview was issued 321,387 shares of Common Stock as payment of interest on a promissory note owed to Crestview at a rate of $0.50 per share. No additional cash consideration was paid by Crestview in connection with such dividends.

         (ii) On April 19, 2004, Crestview converted $500,000 principal amount of a $1,691,885.67 promissory note into 1,000,000 shares of Common Stock at a conversion price of $0.50 per share. The source of funds used by the Crestview to purchase such note was working capital. No additional cash consideration was paid upon the conversion of such note.

         (iii) On August 12, 2004, Crestview purchased (i) 84 shares of Series A Convertible Preferred Stock, initially convertible into 840,000 shares of Common Stock and (ii) warrants to purchase 168,000 shares of Common Stock, at an exercise price of $2.10 per share in a private placement, for an aggregate cash purchase price of $1,260,000. These securities contain a beneficial ownership limitation on conversion and exercise, whereby such securities cannot be converted or exercised, as applicable, to the extent that such conversion or exercise would result in, together with other securities of the Issuer held by Crestview, in Crestview beneficially owning in excess of 9.99% of the outstanding Common Stock. As part of this transaction, Crestview also has the right to purchase additional shares of preferred stock and warrants until 90 days following the effectiveness of the Company's registration statement covering the resale of the shares of Common Stock underlying the Series A Convertible Preferred Stock and Warrants referred to in this paragraph. If Crestview exercises such right, the shares of preferred stock and warrants would have the same 9.99% beneficial ownership limitation described above. On August 12, 2004, Crestview also purchased 399,323 shares of Common Stock from the Company in a private transaction at a purchase price of $0.65 per share. The source of funds used to purchase these securities was working capital.

         (iv) On August 18, 2004, Crestview purchased (i) 66.67 shares of Series A Convertible Preferred Stock, initially convertible into 666,667 shares of Common Stock and (ii) warrants to purchase 133,333 shares of Common Stock, at an exercise price of $2.10 per share in a private placement, for an aggregate purchase price of $1,000,000. This purchase price was paid by canceling a $1,000,000 promissory note of the Company owed to Crestview. These securities contain a beneficial ownership limitation on conversion and exercise, whereby such securities cannot be converted or exercised, as applicable, to the extent that such conversion or exercise would result in, together with other securities of the Issuer held by Crestview, in Crestview beneficially owning in excess of 9.99% of the outstanding Common Stock. On August 18, 2004, Crestview also purchased 366,923 shares of Common Stock from the Company in a private transaction, of which 316,923 were purchased at $0.65 per share and 50,000 were purchased at $0.55 per share. The source of funds used to purchase such securities was working capital.

      (v) On August 18, 2004, Crestview purchased a $500,000 promissory note, convertible into (i) 33.33 shares of Series A Convertible Preferred Stock (which in turn are initially convertible into 333,333 shares of Common Stock) and (ii) warrants to purchase 66,667 shares of Common Stock at an exercise price of $2.10 per share. The source of funds used to purchase this note was working capital. This note (and underlying preferred stock and warrants) contain a beneficial ownership limitation on conversion and exercise, whereby such securities cannot be converted to the extent that such conversion would result in, together with other securities of the Issuer held by Crestview, in Crestview beneficially owning in excess of 9.99% of the outstanding Common Stock. As part of this transaction, Crestview also has the right to purchase additional shares of preferred stock and warrants until 90 days following the effectiveness of the Company's registration statement covering the resale of the shares of Common Stock underlying the Series A Convertible Preferred Stock and Warrants referred to in this paragraph.

         (vi) On October 7, 2004, Crestview converted two promissory notes in the amount of $1,191,885.67 into 5,389,804 shares Common Stock, at a conversion price of $0.50. The source of funds used by Crestview to purchase such notes was working capital. No additional cash consideration was paid upon the conversion of such notes.

         (vii) On October 22, 2004, Crestview exercised warrants to purchase an aggregate of 1,597,250 shares of Common Stock and paid a cash exercise price equal to $0.538 per share. The source of funds used by Crestview to purchase such shares was working capital.

         (viii) On October 28, 2004, Crestview exercised 343,334 warrants to purchase 197,854 shares of Common Stock. These warrants were exercised by means of a "cashless exercise," thus, no additional cash consideration was paid upon the exercise of such warrants.

Crestview Partners: On October 28, 2004, Crestview Partners exercised 140,000 warrants to purchase 80,678 shares of Common Stock. These warrants were exercised by means of a "cashless exercise," thus, no cash consideration was paid upon the exercise of such warrants.

Crestview Warrant: On October 28, 2004, Crestview Warrant exercised 166,667 warrants to purchase 96,045 shares of Common Stock. These warrants were exercised by means of a "cashless exercise," thus, no cash consideration was paid upon the exercise of such warrants.

Flink:

         (i) On October 28, 2004, Flink exercised 50,001 warrants to purchase 28,814 shares of Common Stock. These warrants were exercised by means of a "cashless exercise," thus, no cash consideration was paid upon the exercise of such warrants.

      (ii) On October 18, 2004, Flink and Jennifer Flink, his wife, purchased
(i) 8.33 shares of Series A Convertible Preferred Stock, initially convertible into 83,333 shares of Common Stock and (ii) warrants to purchase 16,667 shares of Common Stock, at an exercise price of $2.10 per share in a private placement, for an aggregate purchase price of $124,950. This purchase price was paid by canceling a portion of two promissory notes of the Company owed to Flink. These securities contain a beneficial ownership limitation on conversion and exercise, whereby such securities cannot be converted or exercised, as applicable, to the extent that such conversion or exercise would result in, together with other securities of the Issuer held by Flink, in Flink beneficially owning in excess of 4.99% of the outstanding Common Stock. On August 18, 2004, Flink also purchased 39,615 shares of Common Stock from the Company in a private transaction at a purchase price of $0.65 per share. The source of funds used to purchase such securities was personal funds.

Halpern:

         (i) On October 28, 2004, Halpern exercised 283,334 warrants to purchase 163,277 shares of Common Stock. These warrants were exercised by means of a "cashless exercise," thus, no cash consideration was paid upon the exercise of such warrants.

         (ii) On October 18, 2004, Halpern purchased (i) 56.67 shares of Series A Convertible Preferred Stock, initially convertible into 566,667 shares of Common Stock and (ii) warrants to purchase 113,333 shares of Common Stock, at an exercise price of $2.10 per share in a private placement, for an aggregate purchase price of $850,050. This purchase price was paid by canceling two promissory notes of the Company owed to Halpern. These securities contain a beneficial ownership limitation on conversion and exercise, whereby such securities cannot be converted or exercised, as applicable, to the extent that such conversion or exercise would result in, together with other securities of the Issuer held by Halpern, in Halpern beneficially owning in excess of 4.99% of the outstanding Common Stock. On August 18, 2004, Halpern also purchased 269,385 shares of Common Stock from the Company in a private transaction at a purchase price of $0.65 per share. The source of funds used to purchase such securities was personal funds.

Hoyt:

         (i) On October 28, 2004, the Nancy Hoyt Revocable Trust, an entity controlled by Hoyt (the "Hoyt Trust"), exercised 175,001 warrants to purchase 100,848 shares of Common Stock. These warrants were exercised by means of a "cashless exercise," thus, no cash consideration was paid upon the exercise of such warrants.

         (ii) On October 18, 2004, the Hoyt Trust purchased (i) 35 shares of Series A Convertible Preferred Stock, initially convertible into 350,000 shares of Common Stock and (ii) warrants to purchase 70,000 shares of Common Stock, at an exercise price of $2.10 per share in a private placement, for an aggregate purchase price of $525,000. This purchase price was paid by canceling two promissory notes of the Company owed to the Hoyt Trust. These securities contain a beneficial ownership limitation on conversion and exercise, whereby such securities cannot be converted or exercised, as applicable, to the extent that such conversion or exercise would result in, together with other securities of the Issuer held by the Hoyt Trust, in the Hoyt Trust beneficially owning in excess of 4.99% of the outstanding Common Stock. On August 18, 2004, the Hoyt Trust also purchased 166,385 shares of Common Stock from the Company in a private transaction at a purchase price of $0.65 per share. The source of funds used to purchase such securities was personal funds.

Levy:

         (i) On October 28, 2004, Jacob Capital LLC, an entity controlled by Levy (the "Levy Entity"), exercised 33,334 warrants to purchase 19,210 shares of Common Stock. These warrants were exercised by means of a "cashless exercise," thus, no cash consideration was paid upon the exercise of such warrants.

         (ii) On October 18, 2004, the Levy Entity purchased (i) 6.67 shares of Series A Convertible Preferred Stock, initially convertible into 66,667 shares of Common Stock and (ii) warrants to purchase 13,333 shares of Common Stock, at an exercise price of $2.10 per share in a private placement, for an aggregate purchase price of $100,050. This purchase price was paid by canceling two promissory notes of the Company owed to the Levy Entity. These securities contain a beneficial ownership limitation on conversion and exercise, whereby such securities cannot be converted or exercised, as applicable, to the extent that such conversion or exercise would result in, together with other securities of the Issuer held by the Levy Entity, in the Levy Entity beneficially owning in excess of 4.99% of the outstanding Common Stock. On August 18, 2004, the Levy Entity also purchased 31,692 shares of Common Stock from the Company in a private transaction at a purchase price of $0.65 per share. The source of funds used to purchase such securities was personal funds.

Item 4.     Purpose of Transaction

Item 4 is hereby amended to add the following:

The purpose of this Schedule 13D/A is to report the transactions described in
Item 3 above. All securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes.

The Reporting Person, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of
Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following:

         The power to vote or dispose of the shares beneficially owned by Crestview and Crestview Partners is shared by Stewart Flink, Richard Levy, Robert Hoyt and Daniel Warsh, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview and Crestview Partners. Halpern has the sole power to vote or dispose of the shares beneficially owned by Crestview Warrant. Each of Flink, Levy, Hoyt and Warsh have a minority ownership interest in Crestview Warrant. By virtue of the foregoing relationships, Flink, Levy, Hoyt and Warsh may be deemed to have beneficial ownership over shares owned by Crestview and Crestview Partners and Halpern may be deemed to have beneficial ownership over shares of Common Stock owned by Crestview Warrant. However, each Reporting Person hereby disclaims beneficial ownership over shares of Common Stock owned by each other Reporting Person. For purposes of this statement, each Reporting Person is reporting that:

(a) Crestview. Crestview is the beneficial owner of 11,872,541 shares of Common Stock (excluding shares underlying certain securities that have 9.9% beneficial ownership limitations as described above), which, to Crestview's knowledge, represents approximately 23% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's registration statement on Form SB-2 filed November 1, 2004).

         Crestview Partners. Crestview Partners is the beneficial owner of 80,678 shares of Common Stock, which, to Crestview Partners' knowledge, represents approximately .16% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's registration statement on Form SB-2 filed November 1, 2004).

         Crestview Warrant. Crestview Warrant is the beneficial owner of 96,045 shares of Common Stock, which, to Crestview Warrant's knowledge, represents approximately .19% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's registration statement on Form SB-2 filed November 1, 2004).

         Flink. Flink is the beneficial owner of 68,429 shares of Common Stock (excluding shares underlying certain securities that have 4.9% beneficial ownership limitations as described above), which, to Flink's knowledge, represents approximately .13% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's registration statement on Form SB-2 filed November 1, 2004).

         Halpern. Halpern is the beneficial owner of 432,632 shares of Common Stock (excluding shares underlying certain securities that have 4.9% beneficial ownership limitations as described above), which, to Halpern's knowledge, represents approximately .84% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's registration statement on Form SB-2 filed November 1, 2004).

         Hoyt. Hoyt is the beneficial owner of 267,233 shares of Common Stock (excluding shares underlying certain securities that have 4.9% beneficial ownership limitations as described above), which, to Crestview's knowledge, represents approximately .52% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's registration statement on Form SB-2 filed November 1, 2004).

         Levy. Levy is the beneficial owner of 50,902 shares of Common Stock (excluding shares underlying certain securities that have 4.9% beneficial ownership limitations as described above), which, to Crestview's knowledge, represents approximately .10% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's registration statement on Form SB-2 filed November 1, 2004).

(b) As described in Item 5(a) above, solely by virtue of certain relationships, the Reporting Persons may be deemed to share voting control of the shares of Common Stock owned by certain other Reporting Persons, however, each Reporting Person disclaims beneficial ownership over shares owned by each other Reporting Person.

(c) Except as set forth in Item 3 above, there have been no transactions in securities of the Issuer that were effected by the Reporting Person during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         There are no contracts, arrangements, understandings or relationships among the Reporting Persons or between each Reporting Person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

         99.1     Joint Filing Agreement dated November 18, 2004

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18 , 2004


CRESTVIEW CAPITAL MASTER, LLC


By: /s/ Richard Levy
Name: Richard Levy
Title:  Managing Partner

CRESTVIEW CAPITAL PARTNERS, LLC


By: /s/ Richard Levy
Name: Richard Levy
Title:  Member

CRESTVIEW WARRANT FUND, LLC


By: /s/ Steven J. Halpern
  -------------------------
Name: Steven J. Halpern
Title: Managing Member

/s/ Stewart Flink
---------------------------
Stewart Flink

/s/ Steven Halpern
---------------------------
Steven Halpern

/s/ Robert Hoyt
---------------------------
Robert Hoyt

/s/ Richard Levy
---------------------------
Richard Levy